

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Ms. Melanie Wenk
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

      Re: WNC Housing Tax Credit Fund VI, L.P., Series 13
             Form 10-K
             Filed April 2, 2010
             File No. 0-52841

Dear Ms. Wenk:

      We have completed our review of your filing and do not have any further comments at this time.

                  Sincerely,

                  Daniel L. Gordon
                  Branch Chief